                                    FORM N-8F


I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

    [ ]    Merger

    [X]    Liquidation
    ------------------

    [ ]    Abandonment of Registration
           (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

    [ ]    Election of status as a Business Development Company
           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund:

    The Fulcrum Trust
    -----------------

3.  Securities and Exchange Commission File No.:  811-08278
                                                  ---------

4.  Is this an initial Form N-8F or an amendment to a previously filed
    Form N-8F?

    [X]  Initial Application           [ ]  Amendment
    ------------------------

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    440 Lincoln Street, Worcester, Massachusetts, 01653
    ---------------------------------------------------

6. Name, address and telephone of individual the Commission staff should contact with any questions regarding this form:

    George M. Boyd, Esq., Secretary of The Fulcrum Trust, 440 Lincoln Street,
    --------------------------------------------------------------------------
    Worcester, Massachusetts, 01653; 508-855-4013.
    ----------------------------------------------

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:

    George M. Boyd, Esq., Secretary of The Fulcrum Trust, 440 Lincoln Street,
    -------------------------------------------------------------------------
    Worcester, Massachusetts, 01653; 508-855-4013.
    ----------------------------------------------

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    NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.  Classification of fund (check only one):

    [X]  Management company;
    -----------------------

    [ ]  Unit investment trust; or

    [ ]  Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):
    [X]  Open-end          [ ]  Closed-end
    -------------

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

    Massachusetts
    -------------

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:


Investment Adviser                                                     Address
------------------                                                     -------
Allmerica Asset Management, Inc.                                       440 Lincoln Street
                                                                       Worcester, MA  01653

Allmerica Financial Investment                                         440 Lincoln Street
Management Services, Inc.                                              Worcester, MA  01653

Allmerica Investment Management                                        440 Lincoln Street
Company, Inc.                                                          Worcester, MA  01653

Analytic Investors, Inc.                                               700 South Flower Street
                                                                       Suite 2400
                                                                       Los Angeles, CA  90017

Bee & Associates,                                                      1225 17th Street, 26th floor
a division of Denver Investment Advisors LLC                           Denver, CO 80202

Francis Fisher Trees & Watts                                           200 Park Avenue, 46th floor
                                                                       New York, NY  10166

GAMCO Investors, Inc.                                                  One Corporate Center

                                      -2-
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
                                                                       Rye, NY  10580-1434

Palladian Advisors, Inc.                                               701 Palomar Airport Road,
                                                                       Suite 300
                                                                       Carlsbad, CA  92009

Stonehill Capital Management, Inc.                                     767 Third Avenue
                                                                       New York, NY  10017

Tremont Partners, Inc.                                                 Once Corporate Center
                                                                       Rye, NY  10580


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    Western Capital Financial Group, Inc.
    4225 Executive Square
    La Jolla, CA  92037

13. If the fund is a unit investment trust ("UIT") provide:   N/A
                                                              ---

    (a)  Depositor's name(s) and address(es):

    (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    [X] Yes      [ ]  No
    -------

    If Yes, for each UIT state:

        Name(s):       Fulcrum Separate Account of First Allmerica Financial
                       -----------------------------------------------------
                       Life Insurance Company
                       ----------------------

                       Fulcrum Separate Account of Allmerica Financial Life
                       -----------------------------------------------------
                       Insurance and Annuity Company
                       -----------------------------

         File no.(s):  811-7947
                       --------
                       811-7799
                       --------

         Business Address: 440 Lincoln Street
                           ------------------
                           Worcester, MA  01653
                           --------------------

15.(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                                      -3-
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         [X] Yes      [ ]  No
         -------

         If Yes, state the date on which the board vote took place:

         April 18, 2001
         --------------

         If No, explain:

   (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ ] Yes      [X]  No
         -------

         If Yes, state the date on which the shareholder vote took place:

         If No, explain:

         On April 18, 2001 the Board of Trustees for The Fulcrum Trust (the
         ------------------------------------------------------------------
"Trust") held a Special Board Meeting and approved a plan to file an application
--------------------------------------------------------------------------------
with the SEC for an order to substitute shares of three Allmerica Investment
----------------------------------------------------------------------------
Trust ("AIT") Funds and a Gabelli Series Funds, Inc. for comparable Portfolios
------------------------------------------------------------------------------
of the Trust. Shareholders received a Supplement dated May 3, 2001 explaining
-----------------------------------------------------------------------------
that the Trust and several other applicants filed an application on July 3, 2001
--------------------------------------------------------------------------------
with the Securities and Exchange Commission ("SEC") seeking an order approving
------------------------------------------------------------------------------
the substitution of shares at the separate account level of the Select Capital
------------------------------------------------------------------------------
Appreciation Fund of AIT for shares of the Global Interactive/Telecomm Portfolio
--------------------------------------------------------------------------------
of the Trust, shares of the Select International Equity Fund of AIT for shares
------------------------------------------------------------------------------
of the International Growth Portfolio of the Trust, shares of the Select Growth
-------------------------------------------------------------------------------
and Income Fund of AIT for shares of the Growth Portfolio of the Trust and
--------------------------------------------------------------------------
shares of the Gabelli Capital Asset Fund of Gabelli Capital Series Funds, Inc.
------------------------------------------------------------------------------
for shares of the Value Portfolio of the Trust.
-----------------------------------------------

II.      Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes      [ ] No
         -------

             (a) If Yes, list the date(s) on which the fund made those
                 distributions:

                 December 28, 2001
                 -----------------

             (b) Were the distributions made on the basis of net assets?

                 [X]  Yes     [ ]  No
                 --------

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             (c)  Were the distributions made pro rata based on share ownership?

                  [X] Yes     [ ]  No
                  -------

             (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

             (e)  Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [X] Yes      [_]  No
                  -------

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

                  100%. In reliance on an order issued by the SEC under Section
                  -------------------------------------------------------------
                  17(a) of the Investment Company Act of 1940, the separate
                  -------------------------------------------------------------
                  account shareholders effected in-kind redemptions of shares in
                  -------------------------------------------------------------
                  The Fulcrum Trust and subsequent purchases of shares in the
                  -------------------------------------------------------------
                  substitution funds listed in response to Question 15(b) above.
                  -------------------------------------------------------------

17. Closed-end funds only:     N/A
                               ---
    Has the fund issued senior securities:

    [ ] Yes      [ ]  No

    If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders?

18. Has the fund distributed all of its assets to the fund's shareholders?

    [X] Yes      [ ]  No
    -------

    If No,
    (a) How many shareholders does the fund have as of the date this form is filed?

    (b) Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [ ] Yes      [X]  No
    -------

                                      -5-
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     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date of this form is filed? (See question 18 above)

     [ ] Yes      [X]  No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

     [ ] Yes      [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes      [X]  No

     If Yes,
     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a) List the expenses incurred in connection with the Merger or
         Liquidation:

         (i)      Legal expenses:

         (ii)     Accounting expenses:

         (iii)    Other expenses (list and identify separately):

                  Commissions $12,284
                  -------------------
                  Custody $1,584
                  --------------

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         (iv)     Total expenses (sum of lines (i)-(iii) above):

                  $13,868
                  -------

    (b)  How were those expenses allocated?

         Based on actual expenses.
         -------------------------

    (c)  Who paid those expenses?

         Expenses paid by First Allmerica Financial Life Insurance Company
         ------------------------------------------------------------------

    (d)  How did the fund pay for unamortized expenses (if any)?

         None
         ----
23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [ ] Yes      [X] No
                 ------

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

    [ ] Yes      [X] No
                 ------

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [ ] Yes      [X] No
                 ------

    If Yes, describe the nature and extent of those activities:

VI. Mergers only     N/A
                     ----

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the
        Merger:
        811-
            ----------

                                      -7-
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    (c) If the merger or reorganization agreement has been filed with the
        Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                      -8-
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                                  VERIFICATION


     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company of 1940 on
behalf of      The Fulcrum Trust          (Name of Fund), (ii) he or she is the
         --------------------------------
  Treasurer     (Title) of    The Fulcrum Trust   (Name of Fund), and (iii) all
---------------            ----------------------
actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.
                                                        /s/ Paul T. Kane
                                                        -----------------------
                                                        (Signature)



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